As filed with the Securities and Exchange Commission on September 17, 1996
                                                          Registration No. 333-

                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                              ____________________

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     under
                           THE SECURITIES ACT OF 1933
                              ____________________

                                   ACC CORP.
             (Exact name of registrant as specified in its charter)

            DELAWARE                                            16-1175232
(State or other jurisdiction of                              (I.R.S. Employer
incorporation or organization)                              Identification No.)

                                400 WEST AVENUE
                           ROCHESTER, NEW YORK  14611
                                 (716) 987-3000
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


                                MICHAEL R. DALEY
                            EXECUTIVE VICE PRESIDENT
                          AND CHIEF FINANCIAL OFFICER
                                   ACC CORP.
                                400 WEST AVENUE
                           ROCHESTER, NEW YORK  14611
                                 (716) 987-3000
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                              ____________________

                                   COPIES TO:

         JOHN C. PARTIGAN                         JERRY V. ELLIOTT
NIXON, HARGRAVE, DEVANS & DOYLE LLP              SHEARMAN & STERLING
          CLINTON SQUARE                        599 LEXINGTON AVENUE
       POST OFFICE BOX 1051                   NEW YORK, NEW YORK 10022
  ROCHESTER, NEW YORK  14603-1051                  (212) 848-4000
          (716) 263-1000

                              ____________________

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALES TO THE PUBLIC:
From time to time after this Registration Statement becomes effective as determined by market conditions.
                              ____________________
     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] __________

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] __________

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                              ___________________

                         CALCULATION OF REGISTRATION FEE

                                    Proposed     Proposed
   Title of Each     Number of       Maximum      Maximum
     Class of        Shares to      Offering     Aggregate      Amount of
   Securities to        be          Price Per    Offering     Registration
   be Registered    Registered      Share (1)    Price (1)         Fee
__________________________________________________________________________
Class A Common
 Stock, par value
 $.015 per share     1,227,753       $ 46.63   $57,250,122.39   $19,741.56

Warrants to
 purchase Class A
 Common Stock (2)


(1) Estimated solely for the purpose of determining the registration fee pursuant to Rule 457(c) under the Securities Act of 1933 and based upon prices reported on the Nasdaq National Market on September 11, 1996.

(2) Warrants to purchase up to 195,000 shares of Class A Common Stock are held by certain of the Selling Shareholders. Prior to the closing of the offering, such warrants will be transferred to Morgan Stanley & Co. Incorporated, Wheat, First Securities, Inc. or other broker-dealers and exercised by the holders thereof upon payment to the Company of the aggregate exercise price in the amount of approximately $2.1 million. The shares issuable upon exercise of the warrants are included in the Shares registered hereunder.

                              ____________________

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THE REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

PROSPECTUS (Subject to Completion)
Issued September 17, 1996

                                1,227,753 Shares

                                   ACC CORP.
                              CLASS A COMMON STOCK
                               __________________

     All of the 1,227,753 shares (the "Shares") of Class A Common Stock, par value $.015, of ACC Corp. offered hereby are being offered by certain shareholders of the Company named herein (collectively, the "Selling Shareholders"). See "Selling Shareholders." The Company will not receive any proceeds from the sale of the Shares. Immediately prior to the closing of this Offering, certain of the Selling Shareholders will transfer warrants to purchase up to 195,000 shares of Class A Common Stock (the "Warrants") to Morgan Stanley & Co. Incorporated, Wheat, First Securities, Inc. or other broker-dealers and the holders thereof will exercise the Warrants and sell the Shares issuable thereunder in this Offering. The aggregate exercise price payable to the Company upon exercise of the Warrants is approximately $2.1 million.

     The Shares may be sold from time to time by the Selling Shareholders directly, in underwritten offerings or in ordinary brokerage transactions through Morgan Stanley & Co. Incorporated, Wheat, First Securities, Inc. or other underwriters or broker-dealers at prices at or near the market price or in other privately negotiated transactions. Usual and customary or specifically negotiated underwriting discounts, brokerage fees or commissions may be paid by the Selling Shareholders in connection with such sales. The Selling Shareholders and any broker-dealers that participate in the distribution of any of the Shares may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), and any commission received by them and any profit on the Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. See "Plan of Distribution."

     The Company has agreed to bear all expenses (other than commissions or discounts of underwriters, dealers or agents or the fees and expenses of their counsel) in connection with the registration and sale of the Shares being registered hereby. Expenses to be paid by the Company are estimated at approximately $255,000. The Company has agreed to indemnify the Selling Shareholders, and the Selling Shareholders have agreed to indemnify the Company, against certain liabilities under the Securities Act.

     The Company's Class A Common Stock is traded on the Nasdaq National Market under the symbol "ACCC." On September 16, 1996, the reported last sale price of the Class A Common Stock on the Nasdaq National Market was $53.50 per share.
                                _______________

           SEE "RISK FACTORS" BEGINNING ON PAGE 7 OF THIS PROSPECTUS
                  FOR INFORMATION THAT SHOULD BE CONSIDERED BY
                             PROSPECTIVE INVESTORS.
                                _______________

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
        AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR
            HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
               SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
                ADEQUACY OF THIS PROSPECTUS.  ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.
                                ________________
     The Shares may be offered by the Selling Shareholders directly, through broker-dealers or through underwriters. Such broker-dealers or underwriters may include Morgan Stanley & Co. Incorporated, Wheat, First Securities, Inc. and/or others. See "Plan of Distribution." Any such broker-dealers, and any underwriters, will be set forth in the Prospectus Supplement. If any broker-dealer or underwriter is involved in the offering of the Shares in connection with which this Prospectus is being delivered, the brokerage fees or commissions or underwriter's discount will be set forth in, or may be calculated from, the Prospectus Supplement and the net proceeds to the Selling Shareholders from such sale will be the purchase price of such securities less such commission in the case of a broker-dealer, and the public offering price less such discount in the case of an underwriter. See "Plan of Distribution" for possible indemnification arrangements for broker-dealers and underwriters.
                                _______________

MORGAN STANLEY & CO.                                 WHEAT FIRST BUTCHER SINGER
            Incorporated

________________, 1996
***************************************************************************
INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY THE SECURITIES DESCRIBED HEREIN, NOR SHALL THERE BE ANY SALE OF SUCH SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.
***************************************************************************

     NO PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING SHAREHOLDERS, ANY UNDERWRITER OR BROKER-DEALER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE SHARES OF CLASS A COMMON STOCK OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION TO SUCH PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.
                                ________________

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at prescribed rates at the public reference facilities maintained by the Commission at its offices at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Such material may also be accessed electronically by means of the Commission's Web site on the Internet at http://www.sec.gov. Reports and other information concerning the Company may be inspected at the offices of the Nasdaq National Market, 1735 K Street, N.W., Washington, D.C. 20006.

     The Company has filed with the Commission a registration statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act with respect to the Shares of Class A Common Stock offered hereby. This Prospectus, which forms a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by reference to such contract or document. For further information regarding the Company and the Class A Common Stock offered hereby, reference is hereby made to the Registration Statement and the exhibits and schedules thereto which can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates.
                                ________________

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed with the Commission pursuant to the Exchange Act are incorporated by reference in this Prospectus:

     (1) the Company's Annual Report on Form 10-K for the year ended December 31, 1995;

     (2) the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1996 and June 30, 1996;

     (3) the Company's Current Reports on Form 8-K dated February 22, 1996, April 15, 1996 and September 17, 1996; and

     (4) the description of the Company's Class A Common Stock contained in the Company's Registration Statement on Form 8-A (as amended on November 14, 1995).

     All documents filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, after the date of this Prospectus and prior to the termination of this Offering shall be deemed to be incorporated by reference herein and to be a part hereof from the respective dates of the filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement.
Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon written or oral request of any such person, a copy of any and all of such documents (other than exhibits to such documents which are not specifically incorporated by reference into such documents). Requests for such copies should be directed to the Office of the Treasurer, ACC Corp., 400 West Avenue, Rochester, New York 14611 (telephone number (716) 987-3000).
                                ________________

     IN CONNECTION WITH THIS OFFERING, IF THE OFFERING IS UNDERWRITTEN, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE CLASS A COMMON STOCK AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     IN CONNECTION WITH THIS OFFERING, IF THE OFFERING IS UNDERWRITTEN, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS (IF ANY) MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE CLASS A COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10b-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "PLAN OF DISTRIBUTION."

                                  THE COMPANY

     The following is a summary of certain information incorporated by reference in this Prospectus. This summary is not intended to be complete and is qualified in its entirety by, and should be read in conjunction with, the more detailed information incorporated by reference in this Prospectus. As used herein, unless the context otherwise requires, the "Company" and "ACC" refer to ACC Corp. and its subsidiaries, including ACC Long Distance Corp. ("ACC U.S."), ACC TelEnterprises Ltd., the Company's Canadian subsidiary ("ACC Canada") which is currently 70% owned by the Company, and ACC Long Distance UK Limited ("ACC U.K.").

     ACC is a switch-based provider of telecommunications services in the United States, Canada and the United Kingdom. The Company primarily provides long distance telecommunications services to a diversified customer base of businesses, residential customers and educational institutions. As a result of the Company's historical focus on providing long distance services in the Northeastern United States and recent regulatory changes, ACC has begun to provide local telephone service as a switched-based local exchange reseller in upstate New York and as a reseller of local exchange services in Ontario, Canada. ACC operates an advanced telecommunications network consisting of seven long distance international and domestic switches located in the U.S., Canada and the U.K., a local exchange switch located in the U.S., leased transmission lines, and network management systems designed to optimize traffic routing.

     The Company's objective is to grow its telecommunications customer base in its existing markets and to establish itself in deregulating international markets that have high density telecommunications traffic, when the Company believes that business and regulatory conditions warrant. The key elements of the Company's business strategy are: (1) to broaden ACC's penetration of the U.S., Canadian and U.K. telecommunications markets by expanding its long distance, local and other service offerings and geographic reach; (2) to utilize ACC's operating experience as an early entrant in deregulating markets in the U.S., Canada and the U.K. to penetrate other deregulating telecommunications markets that have high density telecommunications traffic; (3) to achieve economies of scale and scope in the utilization of ACC's network; and (4) to seek acquisitions, investments or strategic alliances involving assets or businesses that are complementary to ACC's current operations.

     The Company's principal competitive strengths are: (1) ACC's sales and marketing organization and the customized service ACC offers to its customers; (2) ACC's offering of competitive prices which the Company believes generally are lower than the prices charged by the major carriers in each of its markets; (3) ACC's position as an early entrant in the U.S., Canadian and U.K. markets as an alternative carrier; (4) ACC's focus on more profitable international telecommunications traffic between the U.S., Canada and the U.K.; and (5) ACC's switched-based networking capabilities. The Company believes that its ownership of switches reduces its reliance on other carriers and enables it to efficiently route telecommunications traffic over multiple leased transmission lines and to control costs, call record data and customer information. The availability of existing transmission capacity in its markets makes leasing of transmission lines attractive to the Company, and enables it to grow network usage without having to incur the significant capital and operating costs associated with the development and operation of a transmission line infrastructure.

     ACC primarily targets business customers with approximately $500 to $15,000 of monthly usage, selected residential customers and colleges and universities. The Company believes that, in addition to being price-driven, these customers tend to be focused on customer service, more likely to rely on a single carrier for their telecommunications needs and less likely to change carriers than larger commercial customers. The diversity of ACC's targeted customer base enhances network utilization by combining business-driven workday traffic with night and weekend off-peak traffic from student and residential customers. The Company strives to be more cost effective, flexible, innovative and responsive to the needs of its customers than the major carriers, which have principally focused their direct sales efforts on large commercial accounts and residential customers.

     ACC was originally incorporated in New York in 1982 under the name A.C. Teleconnect Corp. and was reincorporated in Delaware in 1987 under the name ACC Corp. The Company's principal executive offices are located at 400 West Avenue, Rochester, New York 14611 and its telephone number at that address is (716) 987-3000.

                              RECENT DEVELOPMENTS

STOCK DIVIDEND

     The Company recently completed a three-for-two share distribution with respect to the Class A Common Stock, which was effected as a 50% stock dividend distributed on August 8, 1996 to all of its holders of record of Class A Common Stock on July 3, 1996. All share data presented herein has been adjusted to reflect such stock dividend.

RECENT FINANCIAL RESULTS

     The Company recently announced unaudited financial results for the second quarter ended June 30, 1996. Total revenues for the quarter rose 92.5% to $80.1 million from $41.6 million for the three months ended
June 30, 1995. During the quarter the Company received revenue of approximately $10.0 million from a carrier customer. As of the end of the quarter the Company had reduced the services it was providing to this customer to a rate of approximately $1.0 million per quarter. The Company has since ceased providing any services to this customer. Net income increased to $1.5 million for the quarter from a loss of $2.3 million for the second quarter of fiscal 1995. The Company's income (loss) from operations plus depreciation, amortization and asset write-down ("EBITDA") increased to approximately $7.4 million for the quarter from approximately
$2.0 million for the second quarter of fiscal 1995.   Earnings per common
and common equivalent share rose to $.05 from a loss of $.19 for the comparable three months in 1995.

ACC CANADA CASH TENDER OFFER

     The Company recently announced that it will make an all cash tender offer (the "Tender Offer") for the repurchase of the minority shares of its Canadian subsidiary, ACC Canada. The common shares of ACC Canada are listed on the Toronto Stock Exchange and the Montreal Exchange. As of August 1, 1996, the Company owned approximately 69.8% of the issued and outstanding common shares of ACC Canada and the remaining common shares were publicly held.

     A newly formed Canadian subsidiary of the Company will offer to purchase all of the shares publicly held by shareholders in Canada and in the United States. The Company has proposed an aggregate price for the Tender Offer of approximately Cdn. $49.4 million (the "Proposed Price"). The Proposed Price was negotiated by independent committees of the Boards of Directors of ACC Corp. and ACC Canada after review of an independent valuation. The Board of Directors of ACC Canada has (i) determined that the Tender Offer, including the Proposed Price, is fair to and in the best interests of shareholders of ACC Canada, and (ii) resolved to recommend acceptance of the Tender Offer by ACC Canada's shareholders. This recommendation of the Board of Directors of ACC Canada, however, may be withdrawn, modified or amended, if required by the Board in the exercise of its fiduciary duties.

     The Tender Offer will be subject to certain conditions, any of which may be waived by the Company. Such conditions may include a requirement that holders of at least 90% of the publicly held shares (on a fully diluted basis) accept the Tender Offer, and will include a requirement that all necessary regulatory approvals be received. If holders of at least 90% of the publicly held shares (on a fully diluted basis) accept the Tender Offer, then the Company would have a statutory right of compulsory acquisition of all shares held by non-tendering shareholders. If fewer than 90% of the publicly held shares (on a fully diluted basis) are tendered or the compulsory acquisition provisions are not available for any other reason, the Company intends to consider other transactions that will result in ACC Canada becoming a wholly-owned subsidiary of the Company. Such a transaction may take the form of a merger or amalgamation between ACC Canada and the newly formed subsidiary, which transaction must be approved by two-thirds of the votes cast and by the holders of a simple or two-thirds majority (depending on the nature of the transaction) of the shares of ACC Canada (other than shares held by holders of common shares who are "related parties" of or acting jointly or in concert with the Company or ACC Canada or affiliates of any of the foregoing) subject to the Tender Offer. For purposes of such votes, the Company expects to be permitted to vote the shares acquired in the Tender Offer.

     ACC Canada is the Company's largest operating subsidiary. Management believes that, with adequate capital, ACC Canada is well positioned for long term growth. Reacquiring the minority interest will enable the Company to provide the additional capital needed by ACC Canada without diluting the Company's interest. The proposed transaction is expected to provide the following additional benefits to the Company: (1) leveraging of ACC Canada's talented management team to assist the Company in expanding other areas of its business; (2) an increase in the Company's earnings per share in future periods as a result of the transaction; (3) access to additional cash flow; (4) cost savings in 1997 of approximately $500,000 (before taking into account amortization charges as a result of the additional goodwill acquired by the Company) as a result of the elimination of Canadian disclosure and reporting requirements and the consolidation of certain operating and financial resources; (5) increased flexibility for the Company to optimize its tax position with regard to intercompany transactions; and (6) simplification of the Company's capital structure. The foregoing forward-looking statements are based upon expectations of actions that may be taken by third parties, including Canadian regulatory authorities and employees, shareholders, customers and competitors of ACC Canada, as well as expectations with respect to growth of ACC Canada's customer base and revenues. If such expectations are not realized, actual results may differ materially from the foregoing discussion. There can be no assurance that the Tender Offer will be consummated, or that the anticipated benefits of the transaction will ultimately be realized if the transaction is completed. Revenues of ACC Canada could be materially adversely affected if ACC Canada is no longer perceived in the Canadian market as a Canadian company as a result of the consummation of the transaction. Management believes, however, that any such impact would dissipate over time in view of the Company's significant continuing presence in Canada by virtue of the employees, facilities and operations which are located in Canada.

DAVID K. LANIAK ELECTED CHAIRMAN

     David K. Laniak has been elected Chairman of the Board of Directors of the Company, effective October 8, 1996. He will succeed Richard T. Aab who resigned as Chairman to pursue other entrepreneurial interests. Mr. Aab will remain a director and employee of the Company. Mr. Aab is entitled to terminate his employment at any time. If Mr. Aab's employment with the Company were to terminate, he would be entitled to receive from the Company a payment of $1 million, payable in three equal, annual installments.

NETWORK EXPANSION

     The Company is proceeding with its planned international and local exchange expansion of its network. In the United Kingdom, the Company has added an additional long distance switch in Bristol, England. In the United States, the Company is expanding its local telephone operations to selected metropolitan areas in New York and Massachusetts. The Company has ordered local exchange switches for each of the following sites: New York, New York; White Plains, New York; Boston, Massachusetts; and Springfield, Massachusetts. In addition, the Company has ordered equipment to upgrade its local exchange switches in Buffalo and Albany, New York.

NEW CREDIT FACILITY

     The Company recently announced that it has signed a commitment letter with First Union National Bank of North Carolina to provide a $100 million Credit Facility to the Company amending the Company's current $35 million Credit Facility. The Company expects to execute definitive credit documents and close on the new Credit Facility this fall. The Company anticipates that the new Credit Facility will be syndicated among several banks, including Fleet Bank, an affiliate of certain of the Selling Shareholders, and will provide additional working capital and generally more flexible terms and conditions than the current Credit Facility. If the new Credit Facility is closed in October 1996, the maximum aggregate principal amount of the new Credit Facility would be required to be reduced by $8 million per quarter commencing on December 31, 1998 until September 30, 2000, and by $9 million per quarter commencing on December 31, 2000 until maturity of the loan in October 2001.

INTERNET CANADA ACQUISITION

     As of May 13, 1996, the Company, through ACC Canada, purchased certain assets of Internet Canada Corp., a company based in Toronto, Canada, which is engaged in the business of providing Internet access and home page design and development (the "Internet Canada Acquisition"). The purchase price was Cdn. $3.0 million plus additional amounts to be calculated based on the number of customer subscribers at various dates, with the total not to exceed Cdn. $7.0 million. As of July 31, 1996, Cdn. $4.2 million has been paid.

                                  RISK FACTORS

       Prospective purchasers of the Class A Common Stock should consider carefully the following risk factors, as well as the other information contained or incorporated by reference in this Prospectus, before purchasing shares of the Class A Common Stock offered hereby. Certain of the information contained in this Prospectus, including the documents incorporated by reference herein, particularly with respect to the Company's expansion plans and strategy and related financing and regulatory requirements, are forward-looking statements. For a discussion of important factors that could cause actual results to differ materially from the forward-looking statements, see the "Risk Factors" described below and the Company's periodic reports incorporated by reference herein.

RECENT LOSSES; POTENTIAL FLUCTUATIONS IN OPERATING RESULTS

     Although the Company has recently experienced revenue growth on an annual basis and net income in the first two quarters of 1996, it has incurred net losses and losses from continuing operations during each of its last two fiscal years. The 1995 net loss of $5.4 million resulted primarily from the expansion of operations in the U.K. (approximately
$6.8 million), increased net interest expense associated with additional borrowings (approximately $4.9 million), increased depreciation and amortization from the addition of equipment and costs associated with the expansion of local service in New York State (approximately $1.6 million) and management restructuring costs (approximately $1.3 million), offset by positive operating income from the U.S. and Canadian long distance subsidiaries of approximately $9.0 million. The 1994 net loss of $11.3 million resulted primarily from operating losses due to expansion in the U.K. (approximately $5.6 million), the recording of the valuation allowance against deferred tax benefits (approximately $3.0 million), implementation of equal access in Canada (approximately $2.2 million) and operating losses due to expansion in local telephone service in the U.S. (approximately $0.9 million). There can be no assurance that revenue growth will continue or that the Company will be able to maintain the profitability it attained in the first two quarters of 1996. The Company intends to focus in the near term on the expansion of its service offerings, including its local telephone business and Internet services, and expanding its geographic markets to more locations in its existing markets, and when conditions warrant, to deregulating international markets. Such expansion, particularly the establishment of new operations or acquisition of existing operations in deregulating international markets, may adversely affect cash flow and operating performance and these effects may be material, as was the case with the Company's U.K. operations in 1994 and 1995. As each of the telecommunications markets in which the Company operates continues to mature, growth in the Company's revenues and customer base is likely to decrease over time.

     The Company's operating results have fluctuated in the past and may fluctuate significantly in the future as a result of a variety of factors, some of which are outside of the Company's control, including general economic conditions, specific economic conditions in the telecommunications industry, the effects of governmental regulation and regulatory changes, user demand, capital expenditures and other costs relating to the expansion of operations, the introduction of new services by the Company or its competitors, the mix of services sold and the mix of channels through which those services are sold, pricing changes and new service introductions by the Company and its competitors and prices charged by suppliers. As a strategic response to a changing competitive environment, the Company may elect from time to time to make certain pricing, service or marketing decisions or enter into strategic alliances, acquisitions or investments that could have a material adverse effect on the Company's business, results of operations and cash flow. The Company's sales to other long distance companies have been increasing. Because these sales are at margins that are lower than those derived from most of the Company's other revenues, this increase has in the past and may in the future, reduce the Company's gross margins as a percentage of revenue. In addition, to the extent that these and other long distance carriers are less creditworthy and/or create larger credit balances, such sales may represent a higher credit risk to the Company.

SUBSTANTIAL INDEBTEDNESS; NEED FOR ADDITIONAL CAPITAL

     The Company will need to continue to enhance and expand its operations in order to maintain its competitive position, expand its service offerings and geographic markets and continue to meet the increasing demands for service quality, availability and competitive pricing. As of the end of its last five fiscal years, the Company has experienced a working capital
deficit.   During 1995, the Company's income (loss) from operations plus depreciation and amortization and asset write-down ("EBITDA"), minus capital expenditures and changes in working capital, was $(7.0) million. The amount of the Company's indebtedness will increase if the Tender Offer is consummated. The Company's leverage may adversely affect its ability to raise additional capital. In addition, the Company's indebtedness is expected to require significant repayments over the next five years. See "Recent Developments - New Credit Facility." The Company may need to raise additional capital from public or private equity or debt sources in order to finance its anticipated growth, including local service expansion and expansion into international markets, both of which will be capital intensive, working capital needs, debt service obligations, and contemplated capital expenditures. The Tender Offer will, if it closes, be financed through cash on hand (which will use substantially all cash on hand) and borrowings under the Company's senior credit facility (the "Credit Facility"). As of July 31, 1996, the Company had approximately $30.2 million of cash and cash equivalents on hand and approximately
$32.5 million was available for borrowing under the current Credit Facility. The Company has also signed commitment letters with the Company's senior lenders to provide a $100 million new Credit Facility.
See "Recent Developments - New Credit Facility." Availability under the Credit Facility will be decreased to the extent that the actual price paid by the Company exceeds the Proposed Price. In addition, the Company may need to raise additional funds in order to take advantage of unanticipated opportunities, including more rapid international expansion or acquisitions of, investments in or strategic alliances with companies that are complementary to the Company's current operations, or to develop new products or otherwise respond to unanticipated competitive pressures. If additional funds are raised through the issuance of equity securities, the percentage ownership of the Company's then current shareholders would be reduced and, if such equity securities take the form of Preferred Stock or Class B Common Stock, the holders of such Preferred Stock or Class B Common Stock may have rights, preferences or privileges senior to those of holders of Class A Common Stock. There can be no assurance that the Company will be able to raise such capital on satisfactory terms or at all. If the Company decides to raise additional funds through the incurrence of debt, the Company would need to obtain the consent of its lenders under the Credit Facility and would likely become subject to additional or more restrictive financial covenants. In the event that the Company is unable to obtain such additional capital or is unable to obtain such additional capital on acceptable terms, the Company may be required to reduce the scope of its presently anticipated expansion, which could materially adversely affect the Company's business, results of operations and financial condition and its ability to compete.

DEPENDENCE ON TRANSMISSION FACILITIES-BASED CARRIERS AND SUPPLIERS

     The Company does not own telecommunications transmission lines. Accordingly, telephone calls made by the Company's customers are connected through transmission lines that the Company leases under a variety of arrangements with transmission facilities-based long distance carriers, some of which are or may become competitors of the Company, including AT&T Corp. ("AT&T"), Bell Canada and British Telecommunications PLC ("British Telecom"). Most inter-city transmission lines used by the Company are leased on a monthly or longer-term basis at rates that currently are less than the rates the Company charges its customers for connecting calls through these lines. Accordingly, the Company is vulnerable to changes in its lease arrangements, such as price increases and service cancellations. ACC's ability to maintain and expand its business is dependent upon whether the Company continues to maintain favorable relationships with the transmission facilities-based carriers from which the Company leases transmission lines, particularly in the U.K., where British Telecom and Mercury Communications Ltd. ("Mercury") are the two principal, dominant carriers. The Company's U.K. operations are highly dependent upon the transmission lines leased from British Telecom. The Company generally experiences delays in billings from British Telecom and needs to reconcile billing discrepancies with British Telecom before making payment. Although the Company believes that its relationships with carriers generally are satisfactory, the deterioration or termination of the Company's relationships with one or more of those carriers could have a material adverse effect upon the Company's business, results of operations and financial condition. Certain of the vendors from whom the Company leases transmission lines, including 22 regional operating companies ("RBOCs") and other local exchange carriers, currently are subject to tariff controls and other price constraints which in the future may be changed. Under recently enacted U.S. legislation, constraints on the operations of the RBOCs have been dramatically reduced, which has brought additional competitors to the long distance market. In addition, regulatory proposals are pending that may affect the prices charged by the RBOCs and other local exchange carriers to the Company, which could have a material adverse effect on the Company's business, financial condition and results of operations. The Company currently acquires switches used in its North American operations from one vendor. The Company purchases switches from such vendor for its convenience, and switches of comparable quality may be obtained from several alternative suppliers. However, a failure by a supplier to deliver quality products or service products on a timely basis, or the inability to develop alternative sources if and as required, could result in delays which could have a material adverse effect on the Company's business, results of operations and financial condition.

POTENTIAL ADVERSE EFFECTS OF REGULATION

     Legislation that substantially revises the U.S. Communications Act of 1934 (the "U.S. Communications Act") was signed into law on February 8, 1996. The legislation provides specific guidelines under which the RBOCs can provide long distance services, which will permit the RBOCs to compete with the Company in the provision of domestic and international long distance services. The legislation also opens all local service markets to competition from any entity (including, for example, long distance carriers, such as AT&T, cable television companies and utilities). Because the legislation opens the Company's U.S. markets to additional competition, particularly from the RBOCs, the Company's ability to compete is likely to be adversely affected. Moreover, as a result of and to implement the legislation, certain federal and other governmental regulations will be adopted, amended or modified, and any such adoption, amendment or modification could have a material adverse effect on the Company's business, results of operations and financial condition.

     In the U.S., the Federal Communications Commission ("FCC") and relevant state public service commissions ("PSCs") have the authority to regulate interstate and intrastate rates, respectively, ownership of transmission facilities, and the terms and conditions under which the Company's services are provided. Federal and state regulations and regulatory trends have had, and in the future are likely to have, both positive and negative effects on the Company and its ability to compete. The recent trend in both Federal and state regulation of telecommunications service providers has been in the direction of lessened regulation. In general, neither the FCC nor the relevant state PSCs currently regulate the Company's long distance rates or profit levels, but either or both may do so in the future. However, the general recent trend toward lessened regulation has also given AT&T, the largest long distance carrier in the U.S., increased pricing flexibility that has permitted it to compete more effectively with smaller interexchange carriers, such as the Company.
There can be no assurance that changes in current or future Federal or state regulations or future judicial changes would not have a material adverse effect on the Company.

     In order to provide their services, interexchange carriers, including the Company, must generally purchase "access" from local exchange carriers to originate calls from and terminate calls in the local exchange telephone networks. Access charges presently represent a significant portion of the Company's network costs in all areas in which it operates. In the U.S., access charges generally are regulated by the FCC and the relevant state PSCs. Under the terms of the AT&T Divestiture Decree, a court order entered in 1982 which, among other things, required AT&T to divest its 22 wholly-owned RBOCs from its long distance division ("AT&T Divestiture Decree"), the RBOCs were required to price the "local transport" portion of such access charges on an "equal price per unit of traffic" basis. In November 1993, the FCC implemented new interim rules governing local transport access charges while the FCC considers permanent rules regarding new rate structures for transport pricing and switched access competition. These interim rules have essentially maintained the "equal price per unit of traffic" rule. However, under alternative access charge rate structures being considered by the FCC, local exchange carriers would be permitted to allow volume discounts in the pricing of access charges. More recently, the FCC has informally announced that it intends, in the near future, to undertake a comprehensive review of its regulation of local exchange carrier access charges to better account for increasing levels of local competition. While the outcome of these proceedings is uncertain, if these rates structures are adopted many small interexchange carriers, including the Company, could be placed at a significant cost disadvantage to larger competitors, because access charges for AT&T and other large interexchange carriers could decrease, and access charges for small interexchange carriers could increase.

     The Company currently competes with the RBOCs and other local exchange carriers such as the GTE Operating Companies ("GTOCs") in the provision of "short haul" toll calls completed within a Local Access and Transport Area ("LATA"). Subject to a number of conditions, the U.S. Communications Act eliminated many of the restrictions which prohibited the RBOCs and GTOCs from providing long-haul, or inter-LATA, toll service, and thus the Company will face additional competition. To complete long-haul and short-haul toll calls, the Company must purchase "access" from the local exchange carriers. The Company must generally price its toll services at levels equal to or below the retail rates established by the local exchange carriers for their own short-haul or long-haul toll rates. To the extent that the local exchange carriers are able to reduce the margin between the access costs to the Company and the retail toll prices charged by local exchange carriers, either by increasing access costs or lowering retail toll rates, or both, the Company will encounter adverse pricing and cost pressures in competing against local exchange carriers in both the short-haul and long-haul toll markets.

     Under the U.S. Communications Act, local exchange carriers, must permit resale of their bundled local services and unbundled network elements. Pricing rules for those services were set forth in the U.S. Communications Act, with states directed to approve specific tariffs. In July, 1996, the New York PSC established wholesale discounts for resale of bundled local services. These services generally involve a discount of 17% on residential access lines and 11% on business access lines. However, the New York PSC excluded Centrex, private line and PBX lines from the wholesale discount, which could result in a limited ability of the Company to resell those business services. The New York PSC also established temporary rates for unbundled links at levels slightly below existing rates, but also significantly above the New York Telephone rate for complete, bundled local loops. The New York PSC is reviewing the establishment of permanent wholesale discounts and permanent rates for unbundled links rates, which are expected to be in place by October 1996. If the permanent rates established by the New York PSC do not contain a significant wholesale discount for bundled services, do not apply to Centrex, private line, and PBX service, and do not reduce the rate for the unbundled link to a level below the rate for bundled loops, the Company's ability to compete in the provision of local service in New York may be materially adversely affected.

     In Canada, services provided by ACC Canada are subject to or affected by certain regulations of the Canadian Radio-television and Telecommunications Commission (the "CRTC"). The CRTC annually reviews the "contribution charges" (the equivalent of access charges in the U.S.) it has assessed against the access lines leased by Canadian long distance resellers, including the Company, from the local telephone companies in Canada. The Company expects that, based on existing and anticipated regulations and rulings, its Canadian contribution charges will increase by up to approximately Cdn. $2.0 million in 1997 over 1995 levels, which the Company will seek to offset with increased volume efficiencies. Additional increases in these contribution charges could have a material adverse effect on the Company's business, results of operations and financial condition. The Canadian long distance telecommunications industry is the subject of ongoing regulatory change. These regulations and regulatory decisions have a direct and material effect on the ability of the Company to conduct its business. The recent trend of such regulatory changes has been to open the market to commercial competition, generally to the Company's benefit. There can be no assurance, however, that any future changes in or additions to laws, regulations, government policy or administrative rulings will not have a material adverse effect on the Company's business, results of operations and financial condition.

     The telecommunications services provided by ACC U.K. are subject to and affected by regulations introduced by the U.K. telecommunications regulatory authority, The Office of Telecommunications ("Oftel"). Since the break up of the U.K. telecommunications duopoly consisting of British Telecom and Mercury in 1991, it has been the stated goal of Oftel to create a competitive marketplace from which detailed regulation could eventually be withdrawn. The regulatory regime currently being introduced by Oftel has a direct and material effect on the ability of the Company to conduct its business. Oftel has imposed mandatory rate reductions on British Telecom in the past, which are expected to continue for the foreseeable future, and this has had and may have, the effect of reducing the prices the Company can charge its customers. Although the Company is optimistic about its ability to continue to compete effectively in the U.K. market, there can be no assurance that future changes in regulation and government will not have a material adverse effect on the Company's business, results of operations and financial condition.

INCREASING DOMESTIC AND INTERNATIONAL COMPETITION

     The long distance telecommunications industry is highly competitive and is significantly influenced by the marketing and pricing decisions of the larger industry participants. The industry has relatively insignificant barriers to entry, numerous entities competing for the same customers and high churn rates (customer turnover), as customers frequently change long distance providers in response to the offering of lower rates or promotional incentives by competitors. In each of its markets, the Company competes primarily on the basis of price and also on the basis of customer service and its ability to provide a variety of telecommunications services, including the ability to provide both intra- and inter-LATA toll service. The Company expects competition on the basis of price and service offerings to increase. Although many of the Company's university customers are under multi-year contracts, several of the Company's largest customers (primarily other long distance carriers) are on month-to-month contracts and are particularly price sensitive. Revenues from other resellers accounted for approximately 22%, 7% and 9% of the revenues of ACC U.S., ACC Canada and ACC U.K., respectively, in 1995, 46%, 13% and 13% of the revenues of ACC U.S., ACC Canada and ACC U.K., respectively, for the six months ended June 30, 1996, and could account for a higher percentage in the future. With respect to these customers, the Company competes almost exclusively on price.

     Many of the Company's competitors are significantly larger, have substantially greater financial, technical and marketing resources and larger networks than the Company, control transmission lines and have long-standing relationships with the Company's target customers. These competitors include, among others, AT&T, MCI Telecommunications Corporation ("MCI") and Sprint Corp. ("Sprint") in the U.S.; Bell Canada, BC Telecom, Inc., Unitel Communications Inc. ("Unitel") and Sprint Canada (a subsidiary of Call-Net Telecommunications Inc.) in Canada; and British Telecom, Mercury, AT&T, IDB WorldCom Services Inc. and Frontier Corp. ("Frontier") in the U.K. Other U.S. carriers are also expected to enter the U.K. market. The Company also competes with numerous other long distance providers, some of which focus their efforts on the same business customers targeted by the Company and selected residential customers and colleges and universities, the Company's other target customers. In addition, through its local telephone service business in upstate New York, the Company competes with New York Telephone Company ("New York Telephone"), Frontier, Citizens Telephone Co., MFS Communications Co., Inc. ("MFS") and Time Warner Cable and others, including cellular and other wireless providers. Furthermore, the proposed merger of Bell Atlantic Corp. and Nynex Corp., the joint venture between MCI and Microsoft Corporation ("Microsoft"), under which Microsoft will promote MCI's services, the joint venture among Sprint, Deutsche Telekom AG and France Telecom, the proposed merger of MFS and WorldCom Inc., and additional mergers, acquisitions and strategic alliances which are likely to occur, could also increase competitive pressures upon the Company and have a material adverse effect on the Company's business, results of operations and financial condition.

     In addition to these competitive factors, recent and pending deregulation in each of the Company's markets may encourage new entrants. For example, as a result of legislation recently enacted in the U.S., RBOCs and GTOCs will be allowed to enter the long distance market, AT&T, MCI and other long distance carriers will be allowed to enter the local telephone services market, and any entity (including cable television companies and utilities) will be allowed to enter both the local service and long distance telecommunications markets. In addition, the FCC has, on several occasions since 1984, approved or required price reductions by AT&T and, in October 1995, the FCC reclassified AT&T as a "non-dominant" carrier, which substantially reduces the regulatory constraints on AT&T. As the Company expands its geographic coverage, it will encounter increased competition. Moreover, the Company believes that competition in non-U.S. markets is likely to increase and become more similar to competition in the U.S. markets over time as such non-U.S. markets continue to experience deregulatory influences. Prices in the long distance industry have declined from time to time in recent years and, as competition increases in Canada and the U.K., prices are likely to continue to decrease. For example, Bell Canada substantially reduced its rates during the first quarter of 1994. The Company's competitors may reduce rates or offer incentives to existing and potential customers of the Company. To maintain its competitive position, the Company believes that it must be able to reduce its prices in order to meet reductions in rates, if any, by others.

     The Company has only limited experience in providing local telephone services, having commenced providing such services in 1994, and, although the Company believes the local business will enhance its ability to compete in the long distance market, to date the Company has experienced an operating cash flow deficit in the operation of that business in the U.S. on a stand-alone basis. The Company's revenues from local telephone services in 1995 and during the first six months of 1996 were $1.35 million and $1.7 million, respectively. In order to attract local customers, the Company must offer substantial discounts from the prices charged by local exchange carriers and must compete with other alternative local companies that offer such discounts. The local telephone service business requires significant initial investments in capital equipment as well as significant initial promotional and selling expenses. Larger, better capitalized alternative local providers, including AT&T and Time Warner Cable, among others, will be better able to sustain losses associated with discount pricing and initial investments and expenses. There can be no assurance that the Company will achieve positive cash flow or profitability in its local telephone service business.

RISKS OF GROWTH AND EXPANSION

     The Company plans to expand its service offerings and principal geographic markets in the United States, Canada and the United Kingdom. In addition, the Company may establish a presence in deregulating international markets that have high density telecommunications traffic, when the Company believes that business and regulatory conditions warrant. There can be no assurance that the Company will be able to add service or expand its markets at the rate presently planned by the Company or that the existing regulatory barriers will be reduced or eliminated. The Company's rapid growth has placed, and in the future may continue to place, a significant strain on the Company's administrative, operational and financial resources and increased demands on its systems and controls. As the Company increases its service offerings and expands its targeted markets, there will be additional demands on the Company's customer support, sales and marketing and administrative resources and network infrastructure. There can be no assurance that the Company's operating and financial control systems and infrastructure will be adequate to maintain and effectively monitor future growth. The failure to continue to upgrade the administrative, operating and financial control systems or the emergence of unexpected expansion difficulties could materially adversely affect the Company's business, results of operations and financial condition.

RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS

     A key component of the Company's strategy is its planned expansion in international markets. The Company has no experience in providing telecommunications service outside the United States, Canada and the U.K. There can be no assurance that the Company will be able to obtain the capital it requires to finance its expansion in international markets on satisfactory terms or at all. In many international markets, protective regulations and long-standing relationships between potential customers of the Company and their local providers create barriers to entry. Pursuit of international growth opportunities may require significant investments for an extended period before returns, if any, on such investments are realized. The Company intends to focus in the near term on the expansion of its service offerings, including its local telephone business and Internet services, and expanding its geographic markets to more locations in its existing markets, and when conditions warrant, to deregulating international markets. Such expansion, particularly the establishment of new operations or acquisition of existing operations in deregulating international markets, may adversely affect cash flow and operating performance and these effects may be material, as was the case with the Company's U.K. operations in 1994 and 1995. In addition, there can be no assurance that the Company will be able to obtain the permits and operating licenses required for it to operate, to hire and train employees or to market, sell and deliver high quality services in these international markets. In addition to the uncertainty as to the Company's ability to expand its international presence, there are certain risks inherent to doing business on an international level, such as unexpected changes in regulatory requirements, tariffs, customs, duties and other trade barriers, difficulties in staffing and managing foreign operations, longer payment cycles, problems in collecting accounts receivable, political risks, fluctuations in currency exchange rates, foreign exchange controls which restrict or prohibit repatriation of funds, technology export and import restrictions or prohibitions, delays from customs brokers or government agencies, seasonal reductions in business activity during the summer months in Europe and certain other parts of the world and potentially adverse tax consequences resulting from operating in multiple jurisdictions with different tax laws, which could materially adversely impact the success of the Company's international operations. In many countries, the Company may need to enter into a joint venture or other strategic relationship with one or more third parties in order to successfully conduct its operations. As its revenues from its Canadian and U.K. operations increase, an increasing portion of the Company's revenues and expenses will be denominated in currencies other than U.S. dollars, and changes in exchange rates may have a greater effect on the Company's results of operations. There can be no assurance that such factors will not have a material adverse effect on the Company's future operations and, consequently, on the Company's business, results of operations and financial condition. In addition, there can be no assurance that laws or administrative practices relating to taxation, foreign exchange or other matters of countries within which the Company operates will not change. Any such change could have a material adverse effect on the Company's business, financial condition and results of operations.

DEPENDENCE ON EFFECTIVE INFORMATION SYSTEMS

     To complete its billing, the Company must record and process massive amounts of data quickly and accurately. While the Company believes its management information system is currently adequate, it has not grown as quickly as the Company's business and substantial investments are needed. The Company has made arrangements with a consultant and a vendor for the development of new information systems and has budgeted approximately $6.0 million for this purpose in 1996. The Company believes that the successful implementation and integration of these new information systems is important to its continued growth, its ability to monitor costs, to bill customers and to achieve operating efficiencies, but there can be no assurance that the Company will not encounter delays or cost-overruns or suffer adverse consequences in implementing the systems. In addition, as the Company's suppliers revise and upgrade their hardware, software and equipment technology, there can be no assurance that the Company will not encounter difficulties in integrating the new technology into the Company's business or that the new systems will be appropriate for the Company's business.

RISKS ASSOCIATED WITH ACQUISITIONS, INVESTMENTS AND STRATEGIC ALLIANCES

     As part of its business strategy, the Company expects to seek to develop strategic alliances both domestically and internationally and to acquire assets and businesses or make investments in companies that are complementary to its current operations. The Company has no present commitments or agreements with respect to any such strategic alliance, investment or acquisition. Any such future strategic alliances, investments or acquisitions would be accompanied by the risks commonly encountered in strategic alliances with or acquisitions of or investments in companies. Such risks include, among other things, the difficulty of assimilating the operations and personnel of the companies, the potential disruption of the Company's ongoing business, the inability of management to maximize the financial and strategic position of the Company by the successful incorporation of licensed or acquired technology and rights into the Company's service offerings, the maintenance of uniform standards, controls, procedures and policies and the impairment of relationships with employees and customers as a result of changes in management. In addition, the Company has experienced higher attrition rates with respect to customers obtained through acquisitions, and may continue to experience higher attrition rates with respect to any customers resulting from future acquisitions. Moreover, to the extent that any such acquisition, investment or alliance involved a business located outside the United States, the transaction would involve the risks associated with international expansion. There can be no assurance that the Company would be successful in overcoming these risks or any other problems encountered with such strategic alliances, investments or acquisitions.

     In addition, if the Company were to proceed with one or more significant strategic alliances, acquisitions or investments in which the consideration consists of cash, a substantial portion of the Company's available cash could be used to consummate the strategic alliances, acquisitions or investments. If the Company were to consummate one or more significant strategic alliances, acquisitions or investments in which the consideration consists of stock, shareholders of the Company could suffer a significant dilution of their interests in the Company. Many of the businesses that might become attractive acquisition candidates for the Company may have significant goodwill and intangible assets, and acquisitions of these businesses, if accounted for as a purchase, would typically result in substantial amortization charges to the Company. The financial impact of acquisitions, investments and strategic alliances could have a material adverse effect on the Company's business, financial condition and results of operations and could cause substantial fluctuations in the Company's quarterly and yearly operating results.

TECHNOLOGICAL CHANGES MAY ADVERSELY AFFECT COMPETITIVENESS AND FINANCIAL
RESULTS

     The telecommunications industry is characterized by rapid and significant technological advances and introductions of new products and services utilizing new technologies. There can be no assurance that the Company will maintain competitive services or that the Company will obtain appropriate new technologies on a timely basis or on satisfactory terms.

DEPENDENCE ON KEY PERSONNEL

     The Company's success depends to a significant degree upon the continued contributions of its management team and technical, marketing and sales personnel. The Company's employees may voluntarily terminate their employment with the Company at any time. Competition for qualified employees and personnel in the telecommunications industry is intense and, from time to time, there are a limited number of persons with knowledge of and experience in particular sectors of the telecommunications industry. The Company's success also will depend on its ability to attract and retain qualified management, marketing, technical and sales executives and personnel. The process of locating such personnel with the combination of skills and attributes required to carry out the Company's strategies is often lengthy. The loss of the services of key personnel, or the inability to attract additional qualified personnel, could have a material adverse effect on the Company's results of operations, development efforts and ability to expand. There can be no assurance that the Company will be successful in attracting and retaining such executives and personnel. Any such event could have a material adverse effect on the Company's business, financial condition and results of operations.

RISK ASSOCIATED WITH FINANCING ARRANGEMENTS; DIVIDEND RESTRICTIONS

     The Company's financing arrangements are secured by substantially all of the Company's assets and require the Company to maintain certain financial ratios and restrict the payment of dividends, and the Company anticipates that it will not pay any dividends on Class A Common Stock in the foreseeable future. The Company's secured lenders would be entitled to foreclose upon those assets in the event of a default under the financing arrangements and to be repaid from the proceeds of the liquidation of those assets before the assets would be available for distribution to the Company's other creditors and shareholders in the event that the Company is liquidated. In addition, the collateral security arrangements under the Company's existing financing arrangements may adversely affect the Company's ability to obtain additional borrowings or other capital. The Company may need to raise additional capital from equity or debt sources to finance its projected growth and capital expenditures contemplated for periods after 1996.

HOLDING COMPANY STRUCTURE; RELIANCE ON SUBSIDIARIES FOR DIVIDENDS

     ACC Corp. is a holding company, the principal assets of which are its operating subsidiaries in the U.S., Canada and the U.K. ACC U.S., ACC Canada, ACC U.K. and other operating subsidiaries of the Company are subject to corporate law restrictions on their ability to pay dividends to ACC Corp. There can be no assurance that ACC Corp. will be able to cause its operating subsidiaries to declare and pay dividends or make other payments to ACC Corp. when requested by ACC Corp. The failure to pay any such dividends or make any such other payments could have a material adverse effect upon the Company's business, financial condition and results of operations.

POTENTIAL VOLATILITY OF STOCK PRICE

     The market price of the Class A Common Stock has been, and following this Offering may continue to be, highly volatile. Factors such as variations in the Company's revenue, earnings and cash flow, the difference between the Company's actual results and the results expected by investors and securities analysts, "buy," "hold" and "sell" ratings by securities analysts and announcements of new service offerings, marketing plans or price reductions by the Company or its competitors could cause the market price of the Class A Common Stock to fluctuate substantially. In addition, the stock markets recently have experienced significant price and volume fluctuations that particularly have affected telecommunications companies and resulted in changes in the market prices of the stocks of many companies that have not been directly related to the operating performance of those companies. Such market fluctuations may materially adversely affect the market price of the Class A Common Stock.

RISKS ASSOCIATED WITH DERIVATIVE FINANCIAL INSTRUMENTS

     In the normal course of business, the Company uses various financial instruments, including derivative financial instruments, to hedge its foreign exchange and interest rate risks. The Company does not use derivative financial instruments for speculative purposes. By their nature, all such instruments involve risk, including the risk of nonperformance by counterparties, and the Company's maximum potential loss may exceed the amount recognized on the Company's balance sheet. Accordingly, losses relating to derivative financial instruments could have a material adverse effect upon the Company's business, financial condition and results of operations.

ANTI-TAKEOVER PROVISIONS MAY ADVERSELY AFFECT STOCK PRICE

     The Company's Board of Directors has the authority to issue up to 2,000,000 shares of Preferred Stock and 25,000,000 shares of Class B Common Stock, and to determine the price, rights, preferences and privileges of those shares without any further vote or action by the shareholders. The rights of the holders of any Class A Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock or Class B Common Stock that may be issued in the future. While the Company has no present intention to issue any additional shares of Preferred Stock or Class B Common Stock, any such issuance or the perception that such issuances may occur could have the effect of making it more difficult for a third party to acquire control of the Company. The issuance of Preferred Stock or Class B Common Stock could also decrease the amount of earnings and assets available for distribution to holders of Class A Common Stock or could adversely affect the rights and powers, including voting rights, of holders of Class A Common Stock. In addition, the Company is and, subject to certain conditions, will continue to be, subject to the anti-takeover provisions of the Delaware General Corporation Law, which could have the effect of delaying or preventing a change of control of the Company. Furthermore, upon a change of control, the Company's indebtedness under the Credit Facility is required to be repaid and the salary continuation and employment agreements with executive officers and directors of the Company require certain payments to be made by the Company. Such provisions may have the effect of delaying or preventing changes in control or management of the Company. All of these factors could materially adversely affect the market price of the Company's Class A Common Stock.

SHARES ELIGIBLE FOR FUTURE SALE

     Future sales of substantial numbers of shares of Class A Common Stock in the public market, or the perception that such sales could occur, could adversely affect the market price of the Class A Common Stock and make it more difficult for the Company to raise funds through equity offerings in the future. Several of the Company's principal shareholders hold a significant portion of the Company's outstanding Class A Common Stock and a decision by one or more of these shareholders to sell their shares could materially adversely affect the market price of the Class A Common Stock.

     Upon completion of this offering, the Company will have approximately 16,517,000 shares of Class A Common Stock outstanding, assuming no exercise of options or warrants outstanding as of July 31, 1996, other than the Warrants and options to purchase up to 95,253 Shares held by certain of the Selling Shareholders which will be exercised in connection with the closing of this offering. Of the Class A Common Stock outstanding upon completion of this offering, the 1,227,753 shares of Class A Common Stock sold in this offering as well as approximately 9,740,000 shares previously issued by the Company will be freely tradeable without restriction or further registration under the Securities Act of 1933, as amended (the "Securities Act"), except for any shares held by "affiliates" of the Company or persons who have been affiliates within the preceding three months. The remaining approximately 5,550,000 outstanding shares of Class A Common Stock are currently eligible for sale under Rule 144 or Rule 144(k). The Company expects that in connection with this Offering its directors and officers will enter into 60-day lock-up agreements with Morgan Stanley & Co. Incorporated, Wheat, First Securities, Inc. or other underwriters. The Commission has recently proposed amendments to Rule 144 and Rule 144(k) that would shorten by one year the applicable holding periods and could result in resales of restricted securities sooner than would be the case under Rule 144 and Rule 144(k) as currently in effect.


                                USE OF PROCEEDS

     The Company will receive no proceeds from the sale of Shares by the Selling Shareholders. The Shares offered hereby include up to 195,000 shares of Class A Common Stock issuable upon the exercise of the Warrants held by certain Selling Shareholders (the "Warrant Shares"). The Company will receive approximately $2.1 million upon the exercise of the Warrants, which amount will be used for working capital and general corporate purposes, including possible future investments, acquisitions or strategic alliances.


              SELECTED CONSOLIDATED FINANCIAL AND OPERATIONS DATA

       The following selected historical consolidated financial data for each of the years in the five-year period ended December 31, 1995 have been derived from the Company's audited consolidated financial statements. The data provided as of and for the six months ended June 30, 1995 and 1996 is unaudited, but in the opinion of management contains all adjustments, consisting only of normal recurring adjustments, which are necessary for a fair statement of the results of such periods. The unaudited pro forma consolidated statement of operations data provided for the six months ended June 30, 1996 has been prepared as if the Tender Offer had been consummated at the Proposed Price, the Internet Canada Acquisition had been consummated, the Series A Preferred Stock of the Company held by certain of the Selling Shareholders had been converted and the Warrants held by Selling Shareholders had been exercised (collectively, the "Transactions") as of January 1, 1995. The unaudited pro forma consolidated balance sheet data provided as of June 30, 1996 has been prepared as if the Transactions (other than the Internet Canada Acquisition) had occurred as of June 30, 1996. The pro forma data provided does not purport to represent what the Company's results of operations for the indicated periods would have been had the Transactions in fact occurred on the aforementioned dates, or to project the Company's results of operations for any future periods. Except for the Internet Canada Acquisition, which was completed as of May 13, 1996, there can be no assurance that the Transactions will be consummated. The pro forma adjustments are based upon available information and upon certain assumptions that management believes are reasonable under the circumstances.

     The information set forth below is not necessarily indicative of the results of future operations and should be read in conjunction with, and is qualified by, the consolidated financial statements and related notes, unaudited pro forma consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" for the applicable period, which are incorporated by reference herein.

               SELECTED CONSOLIDATED FINANCIAL AND OPERATIONS DATA

                                                                                                    Actual         Pro Forma
                                                                                                    ------         ---------
                                                                                                  Six Months       Six Months
                                                                                                --------------   --------------
                                                     Year Ended December 31,                    Ended June 30,   Ended June 30,

                                   1991      1992         1993         1994      1995(1)     1995         1996       1996
                               ---------------------------------------------------------- ----------------------  ----------

                                                                                          (unaudited) (unaudited) (unaudited)
                              (Dollars in thousands, except per share and per minute data)

Statement of Operations Data:
Revenue:
 Toll revenue                  $  49,563  $   78,988  $  100,646  $  118,331  $  175,269  $   76,948  $  136,137  $  136,137
 Leased lines and
   other                           1,563       2,692       5,300       8,113      13,597       4,387      10,805      10,805
                               ---------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
   Total revenue                  51,126      81,680     105,946     126,444     188,866      81,335     146,942     146,942
Network costs                     32,343      52,314      70,286      79,438     114,841      51,060      94,988      94,988
                               ---------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
Gross profit                      18,783      29,366      35,660      47,006      74,025      30,275      51,954      51,954
Other operating expenses:
 Depreciation and
  amortization                     2,764       3,919       5,832       8,932      11,614       5,394       7,795       8,395  (2)
 Selling, general and
   administrative                 12,573      19,659      28,807      44,228      60,865      26,192      37,989     37,989
 Management restructuring              -           -           -           -       1,328           -           -          -
 Equal access charges (3)              -           -           -       2,160           -           -           -          -
 Asset write-down (4)                  -           -      12,807           -           -           -           -          -
                               ---------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
   Total other operating
    expenses                      15,337      23,578      47,446      55,320      73,807      31,586      45,784      46,384
                               ---------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
Income (loss) from
 operations                        3,446       5,788     (11,786)     (8,314)        218      (1,311)      6,170       5,570
Other income (expense):
 Interest income                      39         276         205         124         198          88         457         359  (5)
 Interest expense                   (240)       (197)       (420)     (2,023)     (5,131)     (2,415)     (2,891)     (3,041) (6)
 Terminated merger costs               -           -           -        (200)          -           -           -           -
 Gain on sale of subsidiary
   stock                               -           -       9,344           -           -           -           -           -
 Foreign exchange gain
   (loss)                              -           -      (1,094)        169        (110)        (95)         26          26
                               ---------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
   Total other income
    (expense)                       (201)         79       8,035      (1,930)     (5,043)     (2,422)     (2,408)     (2,656)
                               ---------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
Income (loss) from continuing
 operations before
 provision for (benefit from)
 income taxes and
 minority interest                 3,245       5,867      (3,751)    (10,244)     (4,825)     (3,733)      3,762       2,914
Provision for (benefit from)
 income taxes                      1,155       2,267      (3,743)      3,456         396         290         853         769  (7)
Minority interest in loss
 (earnings) of consolidated
 subsidiary                            -           -       1,661       2,371        (133)        107        (596)          -  (8)
                               ---------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
Income (loss) from continuing
 operations                        2,090       3,600       1,653     (11,329)     (5,354)     (3,916)      2,313       2,145
Loss from discontinued
 operations (net of income
 tax benefit of $616 in 1991,
 $878 in 1992 and
 $667 in 1993)                     (1,197)    (1,660)     (1,309)          -           -           -           -           -
Gain on disposal of
 discontinued operations
 (net of income tax
 provision of $8,350in 1993)           -           -      11,531           -           -           -           -           -
                               ---------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
Net income (loss)              $     893  $    1,940  $   11,875  $  (11,329) $   (5,354) $   (3,916) $    2,313  $    2,145
                               =========  ==========  ==========  ==========  ==========  ==========  ==========  ==========

                       (table continued, and footnotes appear on subsequent pages)

(continued from previous page)

                                                                                                    Actual         Pro Forma
                                                                                                    ------         ---------
                                                                                                  Six Months       Six Months
                                                                                                --------------   --------------
                                                     Year Ended December 31,                    Ended June 30,   Ended June 30,

                                   1991      1992         1993         1994      1995(1)     1995         1996       1996
                               ---------------------------------------------------------- ----------------------  ----------

                                                                                          (unaudited) (unaudited) (unaudited)
                              (Dollars in thousands, except per share and per minute data)

Net income (loss) per common
 and common equivalent share
 applicable to common stock
 from continuing operations (9)$     .24  $      .35  $      .16  $    (1.07) $     (.51) $     (.35) $      .08  $      .14
 Discontinued operations (9)        (.14)       (.16)       (.12)          -           -           -           -           -
 Gain on disposal of
  discontinued operations (9)          -           -        1.09           -           -           -           -           -
                               ---------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
Net income (loss) per common
 and common equivalent
 share (9)                     $     .10  $      .19  $     1.13  $    (1.07) $     (.51) $     (.35) $      .08  $      .14
                               =========  ==========  ==========  ==========  ==========  ==========  ==========  ==========
Weighted average number of
 common shares (9)             8,702,654  10,323,049  10,537,387  10,602,721  11,684,829  11,201,861  14,010,275  15,142,775 (10)
                               =========  ==========  ==========  ==========  ==========  ==========  ==========  ==========

                   (table continued, and footnotes appear on subsequent pages)
(continued from previous page)

                                                                                            Actual     Pro Forma
                                                                                          ----------  ----------
                                                     Year Ended December 31,               June 30,    June 30,
                                   1991      1992         1993         1994      1995(1)     1996        1996
                               ---------------------------------------------------------- ----------  ----------

                                                                                          (unaudited) (unaudited)
                              (Dollars in thousands, except per share and per minute data)

Consolidated Balance
 Sheet Data (11):
Cash and cash equivalents       $    327  $      353  $    1,467  $    1,021  $      518  $   30,380  $        -  (12)
Current assets                    11,120      16,251      22,476      28,045      45,726      85,804      55,424
Current liabilities               12,577      27,889      23,191      32,016      56,074      56,423      56,423
Net working capital
   (deficit)                      (1,457)    (11,638)       (715)     (3,971)    (10,348)     29,381        (999)
Property, plant and
   equipment, net                 15,794      21,951      27,077      44,081      56,691      61,011      61,011
Total assets                      29,292      45,450      61,718      84,448     123,984     171,351     174,787  (13)
Short-term debt, including
   current maturities of
   long term debt                  3,071      11,525       2,424       1,613       4,885       3,086       3,086
Long-term debt, excluding
   current maturities              6,111      12,747       1,795      29,914      28,050       5,948       9,695  (14)
Redeemable preferred stock             -           -           -           -       9,448      10,710           -  (15)
Shareholders' equity              21,670      22,711      31,506      19,086      26,407      93,768     106,198  (16)

Other Financial and Operations Data:
Net cash provided by (used in)
   operating activities        $   3,141  $    7,761  $  (11,828) $    1,093  $    3,967  $     (481) $    (481)
                               =========  ==========  ==========  ==========  ==========  ==========  ==========
EBITDA (17)
  United States                $   5,473  $    6,184  $    6,017  $    5,847  $    8,653  $    5,913  $    5,913
  Canada                             737       3,523       2,423        (203)      7,299       6,000       6,000
  United Kingdom                       -           -      (1,587)     (5,026)     (4,120)      2,052       2,052
                               ---------  ----------  ----------  ----------  ----------  ----------  ----------

     Total                     $   6,210  $    9,707  $    6,853  $      618  $ 11,832    $   13,965  $   13,965
                               =========  ==========  ==========  ==========  ==========  ==========  ==========
Billable minutes of use
  (in thousands) (18)            296,119     475,422     683,073     882,993   1,181,663     831,306     831,306
Customer accounts at
  period end                      25,846      50,318      98,400     202,991     310,815     325,000     325,000
Revenue per billable minute
  of use                       $     .17  $      .17  $      .16  $      .14  $      .16  $      .18  $      .18
Network cost per billable
  minute of use                $     .11  $      .11  $      .10  $      .09  $      .10  $      .11  $      .11
Class A Common Stock cash
  dividends declared (19)      $     628  $      735  $    4,233  $      831  $    243    $        -  $        -
Cash dividends declared
  per share of Class A
  Common Stock (19)            $     .07  $      .07  $      .41  $      .08  $    .02    $        -  $        -

____________
 (1) Includes the results of operations of Metrowide Communications from August 1, 1995, the date of acquisition.
 (2) Reflects amortization of (i) $423 of goodwill associated with the acquisition of the minority interest in ACC Canada assuming a 40-year amortization life and (ii) $177 of goodwill and customer base associated with the Internet Canada Acquisition assuming the amortization life of the goodwill associated with the purchase is 20 years and that the amortization life of the customer base associated with the purchase is 5 years.
 (3) Reflects $2,160 of charges incurred in 1994 in connection with enhancement of the Company's network to prepare for equal access for its Canadian customers.
 (4)  In 1993, the Company recorded an asset write-down of $12,807.
 (5) Adjusted to reverse interest income earned during the six months ended June 30, 1996, which would not have been earned if the cash and cash equivalents were used to repurchase the minority interest.
 (6) Adjusted to include interest expense on debt used to repurchase the minority interest (assuming an 8 percent interest rate).
 (7)  Adjusted for the tax effect of pro forma adjustments.
 (8) Reflects elimination of the minority interest in earnings (loss) of ACC Canada as a result of completion of the Tender Offer and related transactions.
 (9) Reflects the effect of the Company's recent stock dividend. See "Recent Developments - Stock Dividend."
(10) Includes 1,132,500 shares relating to the conversion of the Company's Series A Preferred Stock and exercise of the Warrants. Does not include up to 95,253 shares of Class A Common Stock being registered which relate to options which the Company anticipates will be exercised by officers and directors of the Company. The option exercise prices vary, with the lowest exercise price being $1.89 per share and the highest exercise price being $28.83 per share.
(11)  Balance sheet data from discontinued operations is excluded.
(12) Reflects cash payments associated with the acquisition of the minority interest in ACC Canada and cash received upon exercise of the Warrants.
(13) Includes $33,816 of goodwill associated with the acquisition of the minority interest in ACC Canada.
(14)  Adjusted for debt incurred to repurchase the minority interest.
(15) Represents conversion of the 10,000 shares of the Company's Series A Preferred Stock into 937,500 shares of Class A Common Stock immediately prior to the closing of this Offering by certain of the Selling Shareholders.
(16) Includes additional stated capital of $17 and capital-in-excess of par value of $12,773 as a result of conversion of the Company's Series A Preferred Stock and the exercise of the Warrants, reduced by $360 associated with elimination of the minority shareholders' portion of the cumulative translation adjustment for ACC Canada.
                                         footnotes continued on next page)
(continued from previous page)

(17) Represents income (loss) from operations plus depreciation and amortization and asset write-down. In 1993, the Company recorded an asset write-down of $12,807. The Company has included information concerning EBITDA herein because such information is commonly used in the telecommunications industry as one measure of an issuer's operating performance and historical ability to service debt. EBITDA is not determined in accordance with generally accepted accounting principles, is not indicative of cash used (provided) by operating activities, should not be used as a measure of operating income and cash flows from operations as determined under generally accepted accounting principles and should not be considered in isolation or as an alternative to, or more meaningful than, measures of performance determined in accordance with generally accepted accounting principles.
(18)  Defined as billable voice long distance minutes of use.
(19) The Company's financing arrangements restrict the payment of dividends on the Class A Common Stock. The Company anticipates that it will not pay dividends in the foreseeable future.

                              SELLING SHAREHOLDERS

     This Prospectus covers the offer and sale by each Selling Shareholder of Class A Common Stock owned by such Selling Shareholder, including the Warrant Shares. The Warrants will be transferred to Morgan Stanley & Co. Incorporated and Wheat, First Securities, Inc. and exercised by such broker-dealers immediately prior to the closing of the Offering. This Prospectus also covers the offer and sale to such broker-dealers of the Warrants held by certain of the Selling Shareholders. Set forth below are the names of each Selling Shareholder, the nature of any position, office or other material relationship that the Selling Shareholder has had within the past three years with the Company or any of its predecessors or affiliates, the number of shares of Class A Common Stock and (if one percent or more) the percentage of Class A Common Stock beneficially owned as of July 31, 1996 by each Selling Shareholder, the number of Shares that may be offered and sold by or on behalf of each Selling Shareholder hereunder, the amount and (if one percent or more) the percentage of Class A Common Stock to be owned by each Selling Shareholder upon the completion of the Offering if all Shares offered by such Selling Shareholder are sold. Any or all of the Shares listed below under the heading "Shares to be Sold" may be offered for sale by or on behalf of the Selling Shareholders. The business address for each of the Company's officers and directors is the Company's address.

                          Shares Beneficially     Shares        Shares Beneficially
                            Owned Prior to        to be             Owned After
Selling Shareholders         Offering (1)          Sold             Offering (1)
- ---------------------     -------------------     ------      ---------------------
                           Number   Percent                     Number    Percent
                           -------  -------                     -------   -------

Fleet Venture Resources,
  Inc.(2)                  685,125   4.29%        685,125             -        -

Fleet Equity Partners
  VI, L.P.(2)              293,625   1.88%        293,625             -        -

Chisholm Partners II,
  L.P.(2)                  108,750       *        108,750             -        -

Columbia Capital
  Corporation (3)           45,000       *         45,000             -        -

Christopher Bantoft (4)     39,450       *          5,918        33,532        *

Arunas A. Chesonis (5)     167,528      1.08%      25,129       142,399        *

Michael L. LaFrance (6)     52,683       *          7,902        44,781        *

John J. Zimmer (7)          22,629       *          3,000        19,629        *

Hugh F. Bennett (8)         12,000       *          1,800        10,200        *

Daniel D. Tessoni (9)       41,250       *          6,188        35,062        *

Mae Squier-Dow (10)         30,900       *          4,635        26,265        *

Sharon L. Barnes (11)        4,538       *            681         3,857        *

Richard T. Aab (12)     1,422,864      9.29%       40,000     1,382,864    9.03%


_______________________
*Represents beneficial ownership of less than 1% of the Class A Common
Stock outstanding.

(1) All shares not outstanding but which may be acquired by such shareholder within 60 days are deemed to be outstanding for purposes of calculating beneficial ownership and computing the percentage of the class beneficially owned by such shareholder. Except as otherwise noted, and subject to community property laws where applicable, the persons named in the above table have sole voting and dispositive power with respect to all shares of Class A Common Stock shown as owned by them. All share data presented herein has been adjusted to reflect the Company's recent stock dividend. See "Recent Developments
       - Stock Dividend."

(2) Includes (i) 685,125 shares of Class A Common Stock beneficially owned by Fleet Venture Resources, Inc. ("Fleet Venture Resources"), of which
       590,625 shares are issuable upon the conversion of Series A Preferred
       Stock and 94,500 shares are issuable upon the exercise of Warrants;
       (ii) 293,625 shares of Class A Common Stock beneficially owned by
       Fleet Equity Partners VI, L.P. ("Fleet Equity Partners"), of which
       253,125 shares are issuable upon the conversion of Series A Preferred
       Stock and 40,500 shares are issuable upon the exercise of Warrants;
       and (iii) 108,750 shares of Class A Common Stock beneficially owned by Chisholm Partners II, L.P. ("Chisholm"), of which 93,750 shares are issuable upon the conversion of Series A Preferred Stock and 15,000 shares are issuable upon the exercise of Warrants. Mr. Robert M. Van
       Degna, a Director of the Company, is the Chairman and Chief Executive
       Officer of Fleet Venture Resources and of each general partner of Fleet Equity Partners and Chisholm. Mr. Van Degna shares voting and investment power with another officer of these entities. Mr. Van
       Degna disclaims beneficial ownership of the shares held by these entities, except for his limited partnership interest in Fleet Equity
       Partners and in the general partner of Chisholm. The above table does not include options to purchase 15,000 shares of Class A Common Stock granted to Mr. Van Degna under the Company's Non-Employee Director's
       Stock Option Plan.

       Mr. Van Degna was elected to the Company's Board of Directors pursuant to the terms of an investment in the Company by Fleet Venture
       Resources, Fleet Equity Partners and Chisholm. The right of these investors to vote as a separate class to elect one director will terminate upon the sale of 625,000 or more Shares hereunder by such investors. However, Mr. Van Degna will have the right to continue to serve as a Director of the Company until the expiration of his current term. The Company understands that fees received by Mr. Van Degna for his services rendered as a Director of the Company are turned over to Fleet Equity Partners. Fleet Equity Partners is an affiliate of Fleet
       Financial Group, Inc.  Fleet Bank, another affiliate of Fleet
       Financial Group, Inc., is co-managing agent of the $35 million Credit
       Facility that the Company entered into in July 1995, and is expected to be a participant under the $100 million Credit Facility that the Company expects to obtain. See "Recent Developments - New Credit
       Facility."  The address of Fleet Venture Resources, Fleet Equity
       Partners and Chisholm is 111 Westminster Street, Providence, Rhode
       Island 02903.

(3) All of such shares are issuable upon the exercise of a Warrant. The address of Columbia Capital Corporation is 201 N. Union Street, Suite
       300, Alexandria, Virginia 22314.

                                         (footnotes continued on next page)

       (continued from previous page)

(4) Consists of options to purchase 39,450 shares that are or will become exercisable within the next 60 days. Does not include 65,550 shares issuable upon the exercise of options which are not deemed to be presently exercisable, nor stock incentive rights with respect to 15,000 shares granted on February 5, 1996 pursuant to the Company's employee long term incentive plan. Mr. Bantoft is the Managing
       Director of ACC U.K.

(5) Includes 732 shares owned by Mr. Chesonis's spouse, options to purchase 151,087 shares that are or will become exercisable by Mr.
       Chesonis within the next 60 days and options to purchase 10,425 shares that are currently exercisable by Mr. Chesonis's spouse. Does not include 84,713 shares issuable upon the exercise of options by Mr.
       Chesonis nor 4,575 shares issuable upon the exercise of options held by Mr. Chesonis's spouse, which are not deemed to be presently exercisable. Mr. Chesonis is the President, Chief Operating Officer and a Director of the Company.

(6) Includes options to purchase 48,188 shares that are or will become exercisable by Mr. LaFrance within the next 60 days. Does not include
       55,313 shares issuable upon the exercise of options by Mr. LaFrance which are not deemed to be presently exercisable. Mr. LaFrance is the President of ACC Global Corp., a wholly-owned subsidiary of the Company, and Executive Vice President of the Company.

(7) Includes options to purchase 20,325 shares that are or will become exercisable by Mr. Zimmer within the next 60 days. Does not include
       22,425 shares issuable upon the exercise of options by Mr. Zimmer which are not deemed to be presently exercisable. Mr. Zimmer is the Vice President - Finance of the Company.

(8) Includes options to purchase 7,500 shares that are or will become exercisable by Mr. Bennett within the next 60 days. Does not include
       7,500 shares issuable upon the exercise of options by Mr. Bennett which are not deemed to be presently exercisable. Mr. Bennett is a Director of the Company.

(9) Includes options to purchase 7,500 shares that are or will become exercisable by Mr. Tessoni within the next 60 days. Does not include
       7,500 shares issuable upon the exercise of options by Mr. Tessoni which are not deemed to be presently exercisable. Mr. Tessoni is a Director of the Company.

(10) Includes options to purchase 30,000 shares that are or will become exercisable by Ms. Squire-Dow within the next 60 days. Does not include 81,450 shares issuable upon the exercise of options by Ms.
       Squire-Dow which are not deemed to be presently exercisable.  Ms.
       Squire-Dow is the President of ACC Long Distance Corp. and ACC
       National Telecom Corp., wholly-owned subsidiaries of the Company.

(11) All of such shares are issuable upon the exercise of options that are or will become exercisable by Ms. Barnes within the next 60 days.
       Does not include 16,612 shares issuable upon the exercise of options by Ms. Barnes which are not deemed to be presently exercisable. Ms.
       Barnes is Controller of the Company.

(12) Includes 209,250 shares that are owned by Melrich Associates, L.P., a family partnership in which Mr. Aab is a general partner, and options to purchase 25,008 shares of Class A Common Stock that are or will become exercisable within the next 60 days. Does not include 38,058 shares issuable upon the exercise of options which are not deemed to be presently exercisable. Mr. Aab is a Director of the Company and is expected to continue as Chairman of the Company's Board of Directors until October 8, 1996. See "Recent Developments - David K. Laniak
       Elected Chairman." Mr. Aab is a general partner of the lessor of the Company's principal executive offices located in Rochester, New York and was formerly a controlling shareholder of a software developer which has licensed certain software and entered into certain transactions with the Company.



                            PLAN OF DISTRIBUTION

     The Shares may be sold directly by the Selling Shareholders or their successors in interest. Alternatively, the Shares may be offered to or through broker-dealers or underwriters who may act solely as agents, or who may acquire Shares as principals. The distribution of the Shares may be effected in one or more transactions that may take place through the Nasdaq National Market or any national securities exchange on which the Class A Common Stock is approved for listing in the future, including block trades or ordinary broker's transactions, or through privately negotiated transactions, or through an underwritten public offering, or through a combination of any such methods of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

     The Selling Shareholders have advised the Company that they intend to sell the Shares offered hereby through Morgan Stanley & Co. Incorporated ("Morgan Stanley") and Wheat, First Securities, Inc. ("Wheat"). Morgan Stanley and Wheat have provided investment banking services to the Company from time to time, including the public offering of Class A Common Stock completed in May 1996. Morgan Stanley and Wheat have agreed to purchase the Warrants from certain of the Selling Shareholders and will resell to the public the 195,000 shares of Class A Common Stock issuable upon the exercise of such Warrants. The purchase price of such Warrants will be equal to the public offering price of the Warrant Shares minus the exercise price of such Warrants and any commissions or discounts. With respect to the remaining Shares offered hereby, Morgan Stanley and Wheat may offer such Shares in an underwritten offering or as broker-dealers acting either as principal or as agent. Morgan Stanley and Wheat are expected to receive compensation in the form of usual and customary underwriting discounts or brokers' commissions.

     The aggregate proceeds to the Selling Shareholders from the sale of the Shares so offered will be the purchase price of the Shares sold less the aggregate agents' commissions and underwriters' discounts, if any, and other expenses of issuance and distribution not borne by the Company. Any broker-dealers that participate with the Selling Shareholders in the distribution of Shares may be deemed to the underwriters, and any commissions received by them and any profit on the resale of the Shares purchased by them might be deemed to be underwriting discounts and commissions under the Securities Act. The Company has agreed to bear all expenses (other than commissions or discounts of underwriters, dealers or agents or brokers' fees and the fees and expenses of their counsel) in connection with the registration of the Shares being offered by the Selling Shareholders.

     The Selling Shareholders may effect transactions by selling the Shares to or through broker-dealers acting either as principal or as agent, and such broker-dealers may receive compensation in the form of usual and customary or specifically negotiated underwriting discounts, concessions or commissions from the Selling Shareholders. To the extent that this Offering is underwritten, the underwriters may propose to offer part of the Shares directly to the public at the Price to Public set forth in the Prospectus Supplement and part to certain dealers at a concession under the Price to Public. The underwriters may allow, and such dealers may reallow, a concession to other underwriters or to certain dealers. After the initial offering of the Shares, the offering price and other selling terms may from time to time be varied by the underwriters.

     If Shares are sold in an underwritten offering, the Shares may be acquired by the underwriters for their own account and may be further resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The names of the underwriters with respect to any such offering and the terms of the transactions, including any underwriting discounts, concessions or commissions and other items constituting compensation of the underwriters and broker-dealers, if any, will be set forth in a Prospectus Supplement relating to such offering.
Any public offering price and any discounts, concessions or commissions allowed or reallowed or paid to broker-dealers may be changed from time to time. Unless otherwise set forth in a Prospectus Supplement, the obligations of the underwriters to purchase the Shares will be subject to certain conditions precedent and the underwriters will be obligated to purchase all of the Shares specified in such Prospectus Supplement if any such Shares are purchased.

     If the Shares are sold in an underwritten offering, the underwriters and selling group members (if any) may engage in passive market making transactions in the Company's Class A Common Stock on the Nasdaq National Market immediately prior to the commencement of the sale of shares in such offering, in accordance with Rule 10b-6A under the Exchange Act. Passive market making consists of displaying bids on the Nasdaq National Market limited by the bid prices of market makers not connected with such offering and purchases limited by such prices and effected in response to order flow. Net purchases by a passive market maker on each day are limited in amount to 30% of the passive market maker's average daily trading volume in the Class A Common Stock during the period of the two full consecutive calendar months prior to the filing with the Commission of the Registration Statement of which this Prospectus is a part and must be discontinued when such limit is reached. Passive market making may stabilize the market price of the Class A Common Stock at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

     The Company has agreed to indemnify the Selling Shareholders, and the Selling Shareholders have agreed to indemnify the Company, from certain damages or liabilities arising out of or based upon any untrue statement of a material fact contained in, or material omission from the Registration Statement, to the extent such untrue statement or omission was made in the Registration Statement in reliance upon information furnished by the indemnifying party. To the extent that this Offering is underwritten, the Company and the Selling Shareholders will agree to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of 50,000,000 shares of Class A Common Stock, par value $.015 per share, 25,000,000 shares of Class B Common Stock, par value $.015 per share, and 2,000,000 shares of Preferred Stock, par value $1.00 per share. As of July 31, 1996, 15,289,440 shares of Class A Common Stock were issued and outstanding and held by approximately 461 shareholders of record and 10,000 shares of Series A Preferred Stock were issued and outstanding. The Series A Preferred Stock will be converted into 937,500 shares of Class A Common Stock prior to the closing of the Offering and the Series A Preferred Stock will return to the status of authorized but unissued Preferred Stock. No shares of Class B Common Stock have been issued by the Company. In addition, as of July 31, 1996, there were outstanding options to purchase an aggregate of up to approximately 1,772,017 shares of Class A Common Stock, of which options with respect to 640,280 shares were exercisable at a weighted average exercise price of approximately $11.60 per share.

CLASS A COMMON STOCK

     The holders of shares of Class A Common Stock are entitled to one vote per share on all matters to be voted on by shareholders. The holders of shares of Class A Common Stock are not entitled to cumulate their votes in the election of directors and, as a consequence, minority shareholders will not be able to elect directors on the basis of their votes alone. Subject to any dividend preferences that may be applicable to any shares of Preferred Stock or Class B Common Stock issued in the future, holders of shares of Class A Common Stock are entitled to receive ratably such dividends as may be declared from time to time by the Board of Directors, in its discretion, from any assets legally available therefor. The Credit Facility prohibits the payment of dividends and the Company does not intend to pay dividends on the Class A Common Stock for the foreseeable future.
In the event of a liquidation, dissolution or winding up of the Company, holders of the Class A Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and any liquidation preferences that may be applicable to any shares of Preferred Stock or Class B Common Stock issued in the future. The holders of Class A Common Stock are not entitled to preemptive, subscription or conversion rights, and there are no redemption or sinking fund provisions applicable to the Class A Common Stock. The holders of Class A Common Stock are not subject to further calls or assessments by the Company. All outstanding shares of Class A Common Stock are validly issued, fully paid and non-assessable.

     The Class A Common Stock is quoted on the Nasdaq National Market under the symbol "ACCC." The Company's transfer agent and registrar for its Class A Common Stock is Key Corp. (formerly Society National Bank), Cleveland, Ohio.

WARRANTS

     As of July 31, 1996, Fleet Venture Resources, Fleet Equity Partners, Chisholm and Columbia Capital Corporation held Warrants to purchase an aggregate of 195,000 shares of Class A Common Stock at an exercise price of $10.67 per share (subject to adjustment for stock splits, stock dividends and the like and other antidilution adjustments). See "Selling Shareholders". The shares issuable upon the exercise of the Warrants are being registered hereunder pursuant to demand registration rights previously granted by the Company to such investors. Immediately prior to the closing of the Offering, the Warrants will be transferred to Morgan Stanley, Wheat, or other broker-dealers and exercised by the holders thereof. The Warrant Shares will be sold to investors. The Warrants will not be transferable by such broker-dealers, except to original holders thereof.

                                 LEGAL MATTERS

     The validity of the issuance of the shares of Class A Common Stock offered hereby will be passed upon for the Company by Nixon, Hargrave, Devans & Doyle LLP, Rochester, New York. If the Offering is underwritten, certain legal matters in connection with the Class A Common Stock offered hereby will be passed upon for the underwriters by Shearman & Sterling, New York, New York.

                                    EXPERTS

     The consolidated financial statements and schedules of the Company included or incorporated by reference in this Prospectus and elsewhere in this Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included or incorporated by reference herein in reliance upon the authority of said firm as experts in giving said reports.

                                    Part II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14.    OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table is an itemized listing of expenses to be incurred by the Company in connection with the issuance and distribution of the shares of Class A Common Stock being registered hereby, other than underwriting discounts and commissions. All amounts shown are estimates, except the SEC Registration fee:

       SEC Registration Fees . . . . . . . . . .       $19,741.56
       Printing and Engraving Expenses . . . . .        15,000.00
       Legal Fees and Expenses . . . . . . . . .        75,000.00
       Accounting Fees and Expenses. . . . . . .        75,000.00
       Transfer Agent and Registrar Fees . . . .         5,000.00
       Blue Sky Fees and Expenses. . . . . . . .        15,000.00
       Miscellaneous . . . . . . . . . . . . . .        50,000.00
                                                      -----------
       Total . . . . . . . . . . . . . . . . . .      $254,741.56
                                                      ===========

ITEM 15.    INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the Delaware General Corporation Law ("DGCL") permits the Company to indemnify any director or officer of the Company against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement, incurred in defense of any action (other than an action by or in the right of the Company) arising by reason of the fact that he/she is or was an officer or Director of the Company, if in any civil action or proceeding it is determined that he/she acted in good faith and in a manner he/she reasonably believed to be in or not opposed to the best interests of the Company and, with respect to any criminal action or proceeding, it is determined that he/she had no reasonable cause to believe his/her conduct was unlawful. Section 145 also permits the Company to indemnify any such officer or Director against expenses incurred in an action by or in the right of the Company if he/she acted in good faith and in a manner he/she reasonably believed to be in or not opposed to the best interests of the Company, except in respect of any matter as to which such person is adjudged to be liable to the Company, unless allowed by the court in which such action is brought. This statute requires indemnification of such officers and Directors against expenses to the extent they may be successful in defending any such action. The statute also permits purchase of liability insurance by the Company on behalf of its officers and Directors.

     Article SEVEN, Section 2 of the Company's Certificate of Incorporation and Article V of its By-laws (collectively its "charter documents") generally provide for the mandatory indemnification of and advancement of litigation expenses to the Company's Directors, officers and employees to the fullest extent permitted by the DGCL against all liabilities, losses and expenses incurred in connection with any action, suit or proceeding in which any of them become involved by reason of their service rendered to the Company or, at its request, to another entity; provided that it is determined, in connection with any civil action, that the indemnitee acted in good faith and in a manner that he/she reasonably believed to be in or not opposed to the Company's best interests, and in connection with any criminal proceeding, that the indemnitee had no reasonable cause to believe his/her conduct was unlawful. These provisions of the Company's charter documents are not exclusive of any other indemnification rights to which an indemnitee may be entitled, whether by contract or otherwise. The Company may also purchase liability insurance on behalf of its Directors and officers, whether or not it would have the obligation or power to indemnify any of them under the terms of its charter documents or the DGCL. The Company has acquired and maintains liability insurance for the benefit of its Directors and officers for serving in such capacities, and it also has entered into indemnification agreements with each of its Directors and executive officers for serving in such capacities.

     If the offering is underwritten, reference is made to the Underwriting Agreement to be incorporated by reference herein for provisions relating to the indemnification of the Underwriters and persons who control the Underwriters within the meaning of Section 15 of the Securities Act of 1933, and to indemnification of the Company by the Underwriters.

     See also the undertaking made with respect to indemnification matters involving the Company's directors, officers and controlling persons, found in Item 17 below.

ITEM 16.    EXHIBITS.

     The following exhibits are filed herewith:

EXHIBIT
NUMBER      DESCRIPTION OF EXHIBIT

    4.1     Specimen of Class A Common Stock Certificate(1)
    4.2     First Restated Certificate of Incorporation of the Company(2)
    4.3     Certificate of Designations of 10,000 Shares of Series A
               Preferred Stock, par value $1.00 per share, of the Company(3)
    4.4     By-laws of the Company, as amended(4)
    4.5     Forms of Stock Purchase Warrants issued to Fleet Venture
               Resources, Inc., Fleet Equity Partners VI, L.P. and Chisholm Partners II, L.P., each dated May 22, 1995(5)
    4.6     Registration Agreement among the Company, Fleet Venture
               Resources, Inc., Fleet Equity Partners VI, L.P. and Chisholm Partners II, L.P., dated May 22, 1995(6)
    5.1     Opinion of Nixon, Hargrave, Devans & Doyle LLP
   23.1     Consent of Nixon, Hargrave, Devans & Doyle LLP (contained in the opinion filed as Exhibit 5)
   23.2     Consents of Arthur Andersen LLP
   24.1     Powers of Attorney (contained in the signature page)
__________________

    (1) Incorporated by reference from Exhibit 4-1 to the Company's Registration Statement on Form S-2 (Commission file
            No. 33-41588).
    (2) Incorporated by reference from Exhibit 3 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1995 (Commission File No. 0-14567).
    (3) Incorporated by reference from Exhibit 4-1 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1995 (Commission File No. 0-14567).
    (4) Incorporated by reference from Exhibit 99.5 to the Company's Current Report on Form 8-K dated September 17, 1996 (Commission File No. 0-14567).
    (5) Incorporated by reference from Exhibits 4.3(a), (b) and (c), respectively, to the Company's Current Report on Form 8-K dated June 22, 1995 (Commission File No. 0-14567).
    (6) Incorporated by reference from Exhibit 4.6 to the Company's Current Report on Form 8-K dated June 22, 1995 (Commission File No. 0-14567).


ITEM  17. UNDERTAKINGS.

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933 ("Securities Act"), each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 ("Exchange Act") (and, where applicable, each filing of an employee benefit plan's Annual Report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable.
In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any such action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby further undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i) To include any prospectus required by section 10(a)(3) of the Securities Act;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

Provided, however, that paragraphs (i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The undersigned Registrant hereby further undertakes that:

     (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Rochester, State of New York, on this September 17, 1996.

                                   ACC CORP.

                                By:   /s/  David K. Laniak
                                   ---------------------------------
                                             David K. Laniak
                                          Chief Executive Officer

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby severally constitutes and appoints David K. Laniak, Michael R. Daley and John J. Zimmer, and each of them, his true and lawful attorneys-in-fact and agent, with full power of substitution, to sign any and all amendments (including post-effective amendments) to this Registration Statement and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:

          Signature                    Title                  Date

 /s/  David K. Laniak        Chief Executive Officer   September 17, 1996
- ---------------------------         and Director
      David K. Laniak          (Principal Executive
                                     Officer)


                               Chairman of the Board   September __, 1996
- ---------------------------         and Director

 /s/  Arunas A.Chesonis         President and Chief    September 17, 1996
- ---------------------------       Operating Officer,
      Arunas A. Chesonis             and Director

 /s/   Michael R. Daley       Executive Vice President September 17, 1996
- ---------------------------      and Chief Financial
       Michael R. Daley                Officer
                              (Principal Financial and
                                 Accounting Officer)

 /s/   Hugh F. Bennett               Director          September 11, 1996
- ---------------------------
       Hugh F. Bennett

                                     Director          September ___, 1996
- ---------------------------
       Willard Z. Estey

 /s/   Daniel D. Tessoni             Director          September 17, 1996
- ---------------------------
       Daniel D. Tessoni

 /s/   Robert M. Van Degna           Director          September 17, 1996
- ---------------------------
       Robert M. Van Degna

                                 EXHIBIT INDEX

EXHIBIT
NUMBER      DESCRIPTION OF EXHIBIT


    4.1     Specimen of Class A Common Stock Certificate(1)
    4.2     First Restated Certificate of Incorporation of the Company(2)
    4.3     Certificate of Designations of 10,000 Shares of Series A
               Preferred Stock, par value $1.00 per share, of the Company(3)
    4.4     By-laws of the Company, as amended(4)
    4.5     Forms of Stock Purchase Warrants issued to Fleet Venture
               Resources, Inc., Fleet Equity Partners VI, L.P. and Chisholm Partners II, L.P., each dated May 22, 1995(5)
    4.6     Registration Agreement among the Company, Fleet Venture
               Resources, Inc., Fleet Equity Partners VI, L.P. and Chisholm Partners II, L.P., dated May 22, 1995(6)
    5.1     Opinion of Nixon, Hargrave, Devans & Doyle LLP
   23.1     Consent of Nixon, Hargrave, Devans & Doyle LLP (contained in the opinion filed as Exhibit 5)
   23.2     Consents of Arthur Andersen LLP
   24.1     Powers of Attorney (contained in the signature page)
__________________

    (1) Incorporated by reference from Exhibit 4-1 to the Company's Registration Statement on Form S-2 (Commission file
            No. 33-41588).
    (2) Incorporated by reference from Exhibit 3 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1995 (Commission File No. 0-14567).
    (3) Incorporated by reference from Exhibit 4-1 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1995 (Commission File No. 0-14567).
    (4) Incorporated by reference from Exhibit 99.5 to the Company's Current Report on Form 8-K dated September 17, 1996 (Commission File No. 0-14567).
    (5) Incorporated by reference from Exhibits 4.3(a), (b) and (c), respectively, to the Company's Current Report on Form 8-K dated June 22, 1995 (Commission File No. 0-14567).
    (6) Incorporated by reference from Exhibit 4.6 to the Company's Current Report on Form 8-K dated June 22, 1995 (Commission File No. 0-14567).


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